22003414

S
: COMMISSION
20549

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SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46981

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Healthcare Community Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Empire Drive
(No. and Street)

Rensselaer	New York	12144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Kay Hayes	(518) 431-7786	mhayeshcsc@hanys.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY LLP
(Name – if individual, state last, first, and middle name)

4 Tower Place, Executive Park, 7th Floor	Albany	NY	12203
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mary Kay Hayes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Healthcare Community Securities Corp, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMEN KHAN
Notary Public - State of New York
No. 05KH6380716
Qualified in Albany County
My Commission Expires Sept. 10, 2022

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2021 and 2020

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation as of December 31, 2021 and 2020, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 25, 2022

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2021	December 31, 2020
ASSETS		
CURRENT ASSETS		
Cash	$ 7,718,826	$ 8,253,228
Commissions receivable	869,706	831,439
Prepaid expenses and other assets	264,163	276,057
Total current assets	8,852,695	9,360,724
ASSETS LIMITED AS TO USE	215,339	185,039
DEFERRED TAX ASSET	95,514	139,256
Total assets	$ 9,163,548	$ 9,685,019
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 246,660	$ 402,199
Current portion of accrued postretirement benefit obligation	417	1,592
Due to affiliate	536,508	2,807,115
Total current liabilities	783,585	3,210,906
LONG-TERM LIABILITIES		
Other liabilities	215,338	185,039
Accrued postretirement benefit obligation, net of current portion	39,827	60,848
Total liabilities	1,038,750	3,456,793
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	-	-
Additional paid-in capital	100,000	100,000
Retained earnings	7,944,319	6,071,387
Accumulated other comprehensive income	80,479	56,839
Total stockholder's equity	8,124,798	6,228,226
Total liabilities and stockholder's equity	$ 9,163,548	$ 9,685,019

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,	
	2021	2020
STATEMENT OF INCOME		
Revenues:		
Commissions	$8,525,841	$9,021,306
Consulting fees and other income	433,129	403,637
	8,958,970	9,424,943
Expenses:		
Corporate	2,515,593	2,609,167
Employee compensation and benefits	2,276,911	2,544,629
Other operating expenses	172,881	199,858
Professional fees	1,277,177	592,521
Occupancy	68,184	79,254
Insurance	100,331	99,731
Consulting	45,000	45,000
	6,456,077	6,170,160
Operating income before taxes	2,502,893	3,254,783
Realized and unrealized gains on investments, net	10,800	12,468
Income before taxes	2,513,693	3,267,251
Income tax expense	(640,761)	(802,362)
Net income	$1,872,932	$2,464,889

	2021	2020
STATEMENT OF COMPREHENSIVE INCOME		
Net income	$1,872,932	$2,464,889
Other comprehensive income:		
Post retirement benefits gain (loss)	23,640	(7,057)
Comprehensive income	$1,896,572	$2,457,832

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2021 and 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, January 1, 2020	$ -	$ 100,000	$ 6,071,387	$ 63,896	**$ 6,235,283**
Net income	-	-	2,464,889	-	**2,464,889**
Dividends declared	-	-	(2,464,889)	-	**(2,464,889)**
Post employment benefits loss	-	-	-	(7,057)	**(7,057)**
Balance, December 31, 2020	-	100,000	6,071,387	56,839	**6,228,226**
Net income	-	-	1,872,932	-	**1,872,932**
Post employment benefits gain	-	-	-	23,640	**23,640**
Balance, December 31, 2021	$ -	$ 100,000	$ 7,944,319	$ 80,479	**$ 8,124,798**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,872,932	$ 2,464,889
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	43,742	4,891
Amortization	-	15,289
Realized and unrealized gains on assets limited as to use	(10,800)	(12,468)
Changes in:		
Commissions receivable	(38,267)	(67,587)
Prepaid expenses and other assets	11,894	9,943
Accrued expenses	(155,539)	(35,617)
Other liabilities	10,800	12,468
Accrued lease liability	-	(15,289)
Accrued postretirement benefit obligation	1,444	1,031
Cash provided by operating activities	1,736,206	2,377,550
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in due to affiliates other than dividends	194,281	(196,706)
Dividends paid	(2,464,889)	-
Cash used in by financing activities	(2,270,608)	(196,706)
NET (DECREASE) INCREASE IN CASH	(534,402)	2,180,844
CASH, Beginning of year	8,253,228	6,072,384
CASH, End of year	$ 7,718,826	$ 8,253,228
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for income taxes	$ 597,020	$ 797,471
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Contributions to assets limited as to use through other liabilities	$ 19,500	$ 19,500

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission and Other Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. Consulting Revenue is generated from consulting and advisory services which are recognized as earned. Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation.

(c) Current Expected Credit Losses (CECL)

The Corporation follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Corporation has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Corporation has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

The Corporation identified receivables as impacted by the new guidance.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Current Expected Credit Losses (CECL) (Continued)

The Corporation's conclusion that an allowance for credit losses was not required is based on the Corporation's expectation for the collectability of the receivable utilizing the CECL framework. The Corporation considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Corporation's expectation of the collectability in determining the allowance for credit losses. The Corporation's expectation is that the credit risk associated with fees is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards. At December 31, 2021 and 2020, an allowance for credit losses was not considered necessary.

(d) Leases

The Corporation follows ASC Topic 842, Leases. As of December 31, 2020, the liabilities and corresponding assets were fully amortized as the Corporation exited the operating lease obligation.

(e) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income Taxes (Continued)

will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

(f) Exemption under Footnote 74 of Release No. 34-70073

The Corporation is a "non-covered" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Footnote 74 of Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 of the Securities and Exchange Commission.

(g) Regulatory Reviews

The Corporation is subject to routine regulatory reviews. Management does not expect results from such reviews will have any material impact to the financial statements as of February 25, 2022

(h) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Cash

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(j) Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Assets Limited as to Use (Continued)

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are mutual funds valued at Level 1 inputs.

(k) Other Post-Retirement Costs

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(l) Advertising Costs

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to approximately $8,000 and $15,000 for the years ended December 31, 2021 and 2020, respectively.

(m) Subsequent Events

For purposes of preparing the financial statements, the Corporation considered events through February 25, 2022.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $2,516,000 and $2,609,000 in 2021 and 2020, respectively. Amounts due to affiliate at December 31, 2021 and 2020 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. There were no dividends declared for the year ended December 31, 2021. For the year ended December 31, 2020 dividends of $2,464,889 were declared, which were paid during 2021.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31 consisted of the following:

	2021	2020
Travel	$ 25,167	$ 31,048
Maintenance and repairs	54,126	54,762
Office supplies and other	29,256	32,536
Telephone	27,839	34,985
Advertising and promotion	8,353	14,722
Licensing fees	27,765	30,367
Direct administrative fees	375	1,438
	$ 172,881	$ 199,858

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2021 and 2020 were approximately $163,000 and $189,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for benefits to the employees at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

There were two participants in the plan as of December 31, 2021 and 2020. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. In 2019 HANYS offered a one-time enrollment option to those retirees who did not immediately elect the benefit upon retirement. Under the plan, enrollment is only allowed at the time of retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2021	2020
Benefit obligation	$ (40,244)	$ (62,440)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (40,244)	$ (62,440)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (40,244)	$ (62,440)
Items not yet recognized as a component of net periodic pension cost:		
Net gain	$ (80,479)	$ (56,839)
Accumulated other comprehensive income net of deferred tax benefit/expense	$ (80,479)	$ (56,839)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	2.40%	3.20%
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 2.75% and 2.40% as of December 31, 2021 and 2020, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 7% grading to 4% over 3 years for other Medical, and 3% for Dental and Vision.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

Components of projected net periodic pension cost for the years ended December 31 are:

	2021	2020
Service cost for benefits earned	$ -	$ -
Interest cost on benefit obligation	1,479	1,715
Gain Amortization	-	(650)
Periodic benefit cost	$ 1,479	$ 1,065
Employer contribution made	$ 36	$ 37
Benefits paid	$ 36	$ 37

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2021	2020
Current year actuarial (gain) loss	$ (23,640)	$ 6,407
Amortization of actuarial gain	-	650
Total recognized in other comprehensive income	$ (23,640)	$ 7,057

The estimated costs that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2022 are as follows:

Actuarial gain	$ (7,428)
Total	$ (7,428)

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2022	$ 417
2023	452
2024	1,058
2025	1,701
2026	1,779
2027-2031	10,216

NOTE 5 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2021, the Corporation had net capital of approximately $7,320,000, which was approximately $7,251,000 in excess of its minimum required net capital of approximately $69,000 at December 31, 2021. The Corporation's ratio of aggregate indebtedness to net capital was approximately .14 to 1 for December 31, 2021.

NOTE 6 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31 were as follows:

	2021	2020
Federal tax expense	$ 467,593	$ 620,675
State tax expense	129,426	176,796
Deferred tax expense	43,742	4,891
Total income taxes	$ 640,761	$ 802,362

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31 are presented below:

	2021	2020
Deferred tax assets		
Accrued incentive compensation	$ 23,661	$ 54,926
Accrued compensated absences	38,654	51,528
Accrued post retirement liability	33,199	32,802
Net deferred tax assets	$ 95,514	$ 139,256

NOTE 7 — CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash accounts which, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. However, the Corporation minimizes the risk of loss by depositing its cash and temporary cash investments with high credit quality financial institutions.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2021

Net Capital	
Total stockholder's equity qualified for net capital	$ 8,124,798
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(95,514)
Commissions Receivable - 12b-1 fees	(1,822)
Other commissions receivable over 30 days	(227,755)
Prepaid expenses and other assets	(264,163)
Assets limited as to use	(215,339)
Net capital	$ 7,320,205
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 246,660
Due to affiliates	536,508
Other liabilities	215,338
Accrued postretirement benefit	40,244
Total aggregate indebtedness	$ 1,038,750
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15 (A)	$ 69,250
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 69,250
Excess net capital over net capital requirement	$ 7,250,955
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 7,216,330

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 25, 2022, and the above schedule as of December 31, 2021.

OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Healthcare Community Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (a) mutual fund retailer (wire order); and (b) broker selling variable life insurance or annuities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Albany, New York
February 25, 2022

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mutual fund retailer (wire order); (2) broker selling variable life insurance or annuities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year 2021 from January 1, 2021 to December 31, 2021 without exception.

Healthcare Community Securities Corporation

By:	Mary Kay Hay	By:	[signature]
Title:	CFO	Title:	President
Date:	2/25/2022	Date:	2/25/2022